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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                                                                SEC File Number:
                                                                    001-21317

                                                                CUSIP Number:
                                                                     872298 104
                                                                     872298 203


(Check One):
         [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:  December 31, 1999

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

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PART I - REGISTRANT INFORMATION

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         Full Name of Registrant
                  TCI Satellite Entertainment, Inc.

         Former Name if Applicable
                  Not Applicable

         Address of Principal Executive Office (Street and Number):
                  7600 East Orchard Road
                  Suite 330 South

         City, State and Zip Code:
                   Englewood, CO  80111

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PART II - RULES 12b - 25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K,
10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period:

         On March 16, 2000, the Registrant completed its previously announced transactions with Liberty Media Corporation ("Liberty Media"). As a result of such transactions, the Registrant became the managing member (through its wholly-owned subsidiaries) of two new limited liability companies, through which the Registrant now holds interests in a number of satellite and related businesses. The Registrant also acquired from Liberty Media beneficial ownership in over 5,000,000 shares of Sprint Corporation PCS common stock, having a market value of approximately $330 million, in exchange for the issuance by the Registrant to Liberty Media of (i) $150 million liquidation value of Series A Preferred Stock of the Registrant and (ii) $150 million liquidation value of Series B Preferred Stock of the Registrant. The Series B Preferred Stock is convertible into Series B Common Stock of the Registrant at a conversion price of $8.84 per share, subject to adjustment, and prior to conversion represents approximately 85% of the voting power of the Registrant.

         As a result of (i) the additional burdens that the closing of the above transaction placed on the Registrant's legal and accounting resources, and (ii) a failure in the Registrant's telephone and fax system over the two days preceding the filing deadline, it was impossible for the Registrant to complete the Form 10-K prior to the filing deadline. The Registrant expects that its annual report will be filed within 15 days.

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PART IV - OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification:

                  Pamela J. Strauss         (303)            268-5459
                  (Name)                    (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


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                                              [X] Yes                   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [X] Yes                   [ ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the changes can not be made.

         The Registrant will report net after tax income of approximately $67 million, on zero revenue, for the year ended December 31, 1999, as compared to an after tax loss of approximately $445 million, on revenue of approximately $169 million, for the year ended December 31, 1998. The reduction in revenue, and the reduction in the Registrant's operating losses, resulted from the previously reported transfer of the operating assets of the Registrant to Primestar, Inc. (now known as "Phoenixstar, Inc.") on April 1, 1998.

         Substantially all the income recognized by the Registrant in 1999 related to to (i) a gain of approximately $14 million on the previously reported sale by the Registrant's subsidiary of two satellites to Hughes Electronics Corporation ("Hughes") and (ii) other income of approximately $66 million, representing approximately 1.4 million shares of General Motors Corporation Class H Common Stock ("GMH Stock") paid to the Registrant by Phoenixstar, Inc. in connection with Phoenixstar's sale to Hughes of the Primestar medium power DBS business. The shares of GMH Stock received by the Registrant are subject to a stock appreciation right on such shares in favor of Phoenixstar, which requires the Registrant to pay to Phoenixstar, on or about May 10, 2000, for each of such shares of GMH Stock, the amount by which the 10 day trailing average closing price of the GMH Stock on May 5, 2000, exceeds $47 per share.

         Please also note the subsequent transaction between the Registrant and Liberty Media Corporation, which was consummated as of March 16, 2000. That transaction is briefly described above under the heading, Part III, "Narrative."


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                        TCI Satellite Entertainment, Inc.
                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1999        By: /s/ Kenneth G. Carroll
                               -----------------------------------
                            Name: Kenneth G. Carroll
                            Title: Chief Financial Officer


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                                  EXHIBIT INDEX

                                 Not applicable


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